

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 15, 2008

Mr. Peter Engel
Chief Executive Officer
Affinity Media International Corp.
1850 Sawtelle Boulevard, Suite 470
Los Angeles, California 90025

    Re: **Affinity Media International Corp.**
             Item 4.01 8-K Filed December 4, 2008
             File No. 000-51983

Dear Mr. Engel:

      We have completed our review of your Form 8-K and have no further comments at this time.

                Sincerely,

                Ta Tanisha Meadows
                Staff Accountant